Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210615

Supplementing the Preliminary Prospectus Supplement dated October 5, 2016 (To Prospectus dated April 5, 2016)

PRICING INFORMATION

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement, dated October 5, 2016 (the “Preliminary Prospectus”), related to Macquarie Infrastructure Corporation’s offering of its Convertible Senior Notes due 2023 (the “Notes”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. Macquarie Infrastructure Corporation has increased the size of the offering to $350,000,000 (or $402,500,000 if the underwriters’ over-allotment option is exercised in full). The final Prospectus Supplement related to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	Macquarie Infrastructure Corporation
Ticker / Exchange for Common Stock:	MIC / New York Stock Exchange
Pricing Date:	October 6, 2016
Trade Date:	October 7, 2016
Closing Date:

October 13, 2016. The Issuer expects that delivery of the Notes will be made against payment therefor on or about October 13, 2016, which will be the fourth business day following October 7, 2016, the Trade Date for the Notes (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if purchasers wish to trade the Notes on the Pricing Date or the next succeeding business day, purchasers will be required, by virtue of the fact that the Notes initially settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If purchasers wish to trade the Notes on the Pricing Date or the next succeeding business day, purchasers should consult their own advisor.

Notes:	Convertible Senior Notes
Aggregate Principal Amount Offered:	$350,000,000 ($402,500,000 if the underwriters’ over-allotment option is exercised in full).
Issue Price:	100%
Maturity:	October 1, 2023
Interest Rate:	2.00% per annum from October 13, 2016
Interest Payment Dates:	April 1 and October 1, beginning April 1, 2017
Ranking:	Senior unsecured obligations ranking equal in right of payments with all existing and future senior unsecured indebtedness of the Issuer

Last Reported Sale Price on October 6, 2016:	$82.89 per share of the Issuer’s common stock
Conversion Premium:	Approximately 35.00% above the Last Reported Sale Price on October 6, 2016
Initial Conversion Rate:	8.9364 shares of the Issuer’s common stock for each $1,000 principal amount of Notes
Initial Conversion Price:	Approximately $111.90 per share of the Issuer’s common stock
Use of Proceeds:	The Issuer estimates that the net proceeds from this offering will be approximately $340.6 million (or approximately $391.8 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. The Issuer expects to use the net proceeds from this offering for general corporate purposes, including, but not limited to, the closing of the proposed acquisition of the aviation facility at Stewart Airport in New York; the expansion of BEC by 130 MW; the closing of the proposed acquisition of the 80 MW Utah Red Hills solar power facility; the repayment of the outstanding balance on its senior secured revolving credit facility; and, if the refinancing of the existing Atlantic Aviation credit agreement is completed, the repayment of a portion of the drawn revolving loan balance under the New AA Credit Agreement.
Price to the Public, Underwriting Discounts and Proceeds:	The following table shows the price to the public, underwriting discounts and commissions and proceeds to the Issuer (before expenses):

	Per Note	Total
Price to the public(1)	100%	$350,000,000
Underwriting discounts and commissions	2.5%	$8,750,000
Proceeds to Macquarie Infrastructure Corporation (before expenses)	97.5%	$341,250,000

(1) Plus accrued interest, if any, from October 13, 2016.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. BBVA Securities Inc. Regions Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Citizens Capital Markets, Inc. Credit Agricole Securities (USA) Inc. Lazard Frères & Co. LLC Macquarie Capital (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Oppenheimer & Co. Inc. PNC Capital Markets LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

CUSIP Number:	55608B AB1
ISIN:	US55608BAB18
Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares by which the conversion rate shall be increased upon conversion in connection with a “make-whole fundamental change” as described in the Preliminary Prospectus for each share price and effective date set forth below:

Share Price

Effective Date	$82.89	$85.00	$90.00	$95.00	$100.00	$111.90	$120.00	$130.00	$140.00	$150.00
October 13, 2016	3.1277	2.8977	2.4058	1.9840	1.6222	0.9567	0.6300	0.3365	0.1424	0.0322
October 1, 2017	3.1277	2.9915	2.4870	2.0543	1.6831	0.9998	0.6639	0.3610	0.1588	0.0415
October 1, 2018	3.1277	3.0734	2.5556	2.1115	1.7306	1.0299	0.6857	0.3753	0.1678	0.0462
October 1, 2019	3.1277	3.0961	2.5680	2.1158	1.7285	1.0191	0.6727	0.3627	0.1580	0.0406
October 1, 2020	3.1277	3.1015	2.5605	2.0982	1.7036	0.9856	0.6392	0.3337	0.1367	0.0295
October 1, 2021	3.1277	3.0450	2.4888	2.0153	1.6134	0.8928	0.5540	0.2655	0.0912	0.0101
October 1, 2022	3.1277	2.9338	2.3480	1.8512	1.4336	0.7083	0.3893	0.1434	0.0240	0.0000
October 1, 2023	3.1277	2.8283	2.1747	1.5899	1.0636	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case, if the share price is:

•	between two share price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the earlier and later dates, as applicable, based on a 365-day year;

•	in excess of $150.00 per share (subject to adjustment), no additional shares will be added to the conversion rate;

•	less than $82.89 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 12.0641 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rate Adjustments” in the Preliminary Prospectus.

_______________________________________

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus, dated April 5, 2016, and a preliminary prospectus supplement, dated October 5, 2016) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus can be obtained by contacting J.P. Morgan, via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

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